Dear Shareholders:

According to John Rekenthaler, Morningstar's Director of Research, "Costs are the most powerful determinant of fund performance within [a] category...There are no other criteria you could specify that will give you as clear a pattern as this." I think he is right.

For this primary reason, I'm asking you to vote in favor of reorganizing the Aggressive Growth Fund into the Cornerstone Growth Fund and the Dogs of the Market Fund into the Cornerstone Value Fund.

When we started the O'Shaughnessy Funds three years ago, we voluntarily capped each fund's expense ratio at 2%. Our goal was to lower our expense ratios as our Funds increased in size. Just as in most businesses, each of our Funds faces potential economies of scale, with fixed costs that remain the same regardless of their size. As a result, our Funds need to be relatively large if we want to operate them for a reasonable and competitive cost. It was our hope that as people learned about us, our Funds' assets would increase to levels that allowed us to reduce their expense ratios.

Unfortunately, that didn't happen with our Dogs of the Market Fund and Aggressive Growth Fund. O'Shaughnessy Capital Management has been subsidizing both these Funds for the last three years by waiving a portion of our advisory fee and paying for some of these Funds' operating expenses.

In order to address the cost issue head on, we have determined that it is in the best interest of our shareholders to combine our two higher fee Funds into our Cornerstone Funds, which have achieved lower expense ratios because of their higher asset levels. As a direct result of the additional assets, we expect that the two surviving Cornerstone Funds will enjoy even lower expense ratios than they have currently.

As of October 31, 1999, the current annualized expense ratios for all four O'Shaughnessy Funds were as follows:

     1. Aggressive Growth Fund      1.99%
     2. Dogs of the Market          1.94%
     3. Cornerstone Growth Fund     1.16%
     4. Cornerstone Value Fund      1.57%

We believe reorganizing our Funds will help lower costs without sacrificing investor objectives. Indeed, the Dogs of the Market and Cornerstone Value Funds have similar investment objectives, as stated in their prospectuses, and each uses high dividend yield as the final criterion for security selection. Each invests in large blue chip companies with high dividend yields, with the hope that the higher dividend yield identifies companies that are temporarily undervalued. The biggest difference is the universe from which we select the stocks in each Fund. The Dogs of the Market Fund buys 20 stocks from the S&P Industrial Average with high yields plus the 10 highest yielding stocks from the Dow Jones Industrial Average.(TM) The Cornerstone Value Fund, on the other hand, buys the 50 stocks from the broader O'Shaughnessy Market Leaders Universe with the highest yields.

Statistically, the Dogs of the Market and Cornerstone Value Funds are very similar as well. An additional benefit of the reorganization to shareholders of the Dogs of the Market Fund will be that the surviving Cornerstone Value Fund will have a higher dividend yield. As of October 31, 1999, the Dogs of the Market Fund's yield was 2.62% compared to Cornerstone Value's 3.61%, a difference of 0.99%.

Finally, in light of the recent changes made in the Dow Jones Industrial Average, we think that the Cornerstone Value Fund now employs a more prudent way to select high yielding blue chips.
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I believe that our Aggressive  Growth Fund and Cornerstone  Growth Fund also are highly similar, even though Aggressive Growth's investment objective is capital appreciation whereas Cornerstone Growth's is long-term growth of capital (the two objectives are essentially the same). Aggressive Growth Fund's stocks are selected using eight separate quantitative models, with all but one of them using price momentum as the final selection criterion. Cornerstone Growth also uses price momentum as its final criterion for stock selection. Statistically, the Funds are also very similar. Note some key variables:

                            Price to Earnings   Median Market     Median Price
                               Ratio (P/E)      Capitalization   to sales Ratio
                            -----------------   --------------   --------------
Aggressive Growth                 24.46          $1.7 Billion         1.22
Cornerstone Growth                22.00          $767 Million         0.85

Finally, the Aggressive Growth shareholders should experience a lower rate of turnover in Cornerstone Growth while attempting to achieve similar objectives.

I believe that lower costs are of the greatest benefit for you as fellow shareholders. We also expect this to be a tax-free reorganization, meaning no gains will be realized for shareholders when their shares are exchanged in connection with this action.

For all these reasons, I urge you to vote in favor of the reorganization and thank you for your continued support and trust.

Sincerely,


James P. O'Shaughnessy